SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 30, 2015

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2015

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 15-039E
3:00 P.M. JST, April 30, 2015

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2015

Tokyo, April 30, 2015 -- Sony Corporation (“Sony”) today announced its consolidated financial results for the fiscal year ended March 31, 2015 (April 1, 2014 to March 31, 2015).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal Year ended March 31
	2014	2015	Change in yen	2015*
Sales and operating revenue	¥7,767.3	¥8,215.9	+5.8%	$68,466
Operating income	26.5	68.5	+158.7	571
Income before income taxes	25.7	39.7	+54.3	331
Net loss attributable to Sony Corporation’s stockholders	(128.4)	(126.0)	-	(1,050)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(124.99)	¥(113.04)	-	$(0.94)
- Diluted	(124.99)	(113.04)	-	(0.94)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 120 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2015.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The average foreign exchange rates during the fiscal years ended March 31, 2014 and 2015 are presented below.

	Fiscal Year ended March 31
	2014	2015	Change
The average rate of yen
1 U.S. dollar	¥100.2	¥109.9	8.8%	(yen depreciation)
1 Euro	134.4	138.8	3.2	(yen depreciation)

Consolidated Results for the Fiscal Year Ended March 31, 2015

Sales and operating revenue (“Sales”) were 8,215.9 billion yen (68,466 million U.S. dollars), an increase of 5.8% compared to the previous fiscal year (“year-on-year”).  This increase was primarily due to the impact of foreign exchange rates, a significant increase in Game & Network Services (“G&NS”) segment sales reflecting the strong performance of PlayStation 4 (“PS4”) and a significant increase in Devices segment sales due to the strong performance of image sensors.  This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.  On a constant currency basis, sales were essentially flat year-on-year.  For further details about sales on a constant currency basis, see Note on page 11.

Operating income increased 42.1 billion yen year-on-year to 68.5 billion yen (571 million U.S. dollars).  This significant increase was primarily due to a significant improvement in the operating results of the Devices, G&NS and Home Entertainment & Sound (“HE&S”) segments.  This improvement was partially offset by a significant deterioration in operating results in the Mobile Communications (“MC”) segment, primarily due to a 176.0 billion yen (1,467 million U.S. dollars) impairment of goodwill.

Operating income for the current fiscal year included a gain of 14.8 billion yen (123 million U.S. dollars) recognized on the sale of certain buildings and premises at Gotenyama Technology Center in Japan, recorded in Corporate and elimination and an 11.2 billion yen (93 million U.S dollars) write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components in the G&NS segment.  Operating income in the previous fiscal year included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business, a 12.8 billion yen impairment charge related to long-lived assets in the PC business and a gain of 12.8 billion yen from the sale of certain shares of M3, Inc., all of which were recorded in All Other.

During the current fiscal year, restructuring charges, net, increased 17.4 billion yen year-on-year to 98.0 billion yen (817 million U.S. dollars).  PC exit costs decreased 18.7 billion yen year-on-year to 39.6 billion yen (330 million U.S. dollars) which included 19.6 billion yen (164 million U.S. dollars) of restructuring charges.  For further details about PC exit costs, see page 7.

Equity in net income of affiliated companies, recorded within operating income, was 3.9 billion yen (33 million U.S. dollars), compared to a loss of 7.4 billion yen in the previous fiscal year.  This improvement was mainly due to an improvement of equity in net income (loss) for Intertrust Technologies Corporation in All Other.

The net effect of other income and expenses was an expense of 28.8 billion yen (240 million U.S. dollars), a deterioration of 28.1 billion yen year-on-year primarily due to an increase in foreign exchange loss, net, and a decrease in the gain on sales of securities investments.  In the previous fiscal year, a 7.4 billion yen gain on the sale of Sony’s shares in SKY Perfect JSAT Holdings Inc. was recorded.

Income before income taxes increased 14.0 billion yen year-on-year to 39.7 billion yen (331 million U.S. dollars).

Income taxes: During the current fiscal year, Sony recorded 88.7 billion yen (739 million U.S. dollars) of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate.  During the current fiscal year, Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, except to the extent of certain tax benefits associated with the impact of gains in other comprehensive income.  The higher tax rate is also due to nondeductible goodwill impairments recorded during the current fiscal year.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 2.4 billion yen year-on-year to 126.0 billion yen (1,050 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥1,191.8	¥1,323.3	+11.0%	$11,027

Operating income (loss)	12.6	(220.4)	-	(1,837)

Sales increased 11.0% year-on-year (a 7% increase on a constant currency basis) to 1,323.3 billion yen (11,027 million U.S. dollars), primarily due to an improvement in product mix as a result of a focus on high value-added models and the impact of foreign exchange rates.

Operating loss of 220.4 billion yen (1,837 million U.S. dollars) was recorded, compared to operating income of 12.6 billion yen in the previous fiscal year.  This deterioration was primarily due to the above-mentioned impairment of goodwill and the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, partially offset by the above-mentioned improvement in product mix.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥1,043.9	¥1,388.0	+33.0%	$11,567

Operating income (loss)	(18.8)	48.1	-	401

Sales increased 33.0% year-on-year (a 25% increase on a constant currency basis) to 1,388.0 billion yen (11,567 million U.S. dollars).  This significant increase was primarily due to an increase in PS4 hardware unit sales, a significant increase in network services revenue, the impact of foreign exchange rates and an increase in PS4 software sales, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and PS3 software sales.

Operating income of 48.1 billion yen (401 million U.S. dollars) was recorded, compared to an operating loss of 18.8 billion yen in the previous fiscal year.  This significant improvement was primarily due to the impact of the above-mentioned increase in sales, partially offset by the impact of the decrease in PS3 software sales, the unfavorable impact of the appreciation of the U.S. dollar reflecting the high ratio of U.S. dollar-denominated costs, as well as the recording of an 11.2 billion yen (93 million U.S dollars) write-down of PS Vita and PS TV components in the current fiscal year.  In the previous fiscal year, a 6.2 billion yen write-off of certain PC software titles was recorded.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥741.2	¥720.0	-2.9%	$6,000

Operating income	26.3	54.7	+107.7	456

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 2.9% year-on-year (a 7% decrease on a constant currency basis) to 720.0 billion yen (6,000 million U.S. dollars), primarily due to a significant decrease in unit sales of digital cameras* and video cameras reflecting a contraction of these markets, partially offset by the impact of foreign exchange rates and an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 28.4 billion yen year-on-year to 54.7 billion yen (456 million U.S. dollars).  This significant increase was mainly due to a reduction in selling, general and administrative expenses, the favorable impact of foreign exchange rates and the above-mentioned improvement in product mix reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in sales of digital cameras and video cameras.

* Digital cameras includes compact digital cameras and interchangeable single-lens cameras.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥1,168.6	¥1,207.3	+3.3%	$10,061

Operating income (loss)	(25.5)	20.1	-	167

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales increased 3.3% year-on-year (a 2% decrease on a constant currency basis) to 1,207.3 billion yen (10,061 million U.S. dollars).  This increase was primarily due to the impact of foreign exchange rates and an increase in sales of televisions, partially offset by a decrease in Audio and Video sales.  Unit sales of LCD televisions increased mainly due to a significant increase in North America, Japan and Europe, partially offset by a significant decrease in Latin America and China.

Operating income of 20.1 billion yen (167 million U.S. dollars) was recorded, compared to an operating loss of 25.5 billion yen in the previous fiscal year.  This significant improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

In Televisions, sales increased 10.7% year-on-year to 835.1 billion yen (6,959 million U.S. dollars).  This increase was primarily due to the above-mentioned increase in unit sales and the impact of foreign exchange rates.  Operating income* of 8.3 billion yen (69 million U.S. dollars) was recorded, compared to an operating loss of 25.7 billion yen in the previous fiscal year.  This improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

*	The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥773.0	¥957.8	+23.9%	$7,982

Operating income (loss)	(12.4)	93.1	-	776

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales increased 23.9% year-on-year (a 16% increase on a constant currency basis) to 957.8 billion yen (7,982 million U.S. dollars).  This increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, the impact of foreign exchange rates, as well as a significant increase in sales of camera modules.  Sales to external customers increased 29.8% year-on-year.

Operating income of 93.1 billion yen (776 million U.S. dollars) was recorded, compared to an operating loss of 12.4 billion yen in the previous fiscal year.  This significant improvement was primarily due to the impact of the above-mentioned increase in sales of image sensors, the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the previous fiscal year and the favorable impact of foreign exchange rates.

 *    *    *    *    *

Total inventory of the five Electronics* segments above as of March 31, 2015 was 561.2 billion yen (4,677 million U.S. dollars), a decrease of 57.6 billion yen, or 9.3% year-on-year.  Inventory decreased by 108.7 billion yen, or 16.2% compared with the level as of December 31, 2014.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ended March 31, 2015, total inventory of the five Electronics segments as of March 31, 2014 has been reclassified to conform to the presentation for the fiscal year ended March 31, 2015.  For further details, please see Note on page 10.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥829.6	¥878.7	+5.9%	$7,322

Operating income	51.6	58.5	+13.4	488

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 5.9% year-on-year (a 4% decrease on a constant currency (U.S. dollar) basis) to 878.7 billion yen (7,322 million U.S. dollars).  The decrease in sales on a U.S. dollar basis was primarily due to a decrease in sales for Motion Pictures and Television Productions.  The decrease in Motion Pictures sales was primarily due to lower theatrical revenues reflecting fewer theatrical releases as compared to the previous fiscal year.  The decrease in Television Productions sales was due to the previous fiscal year benefitting from the extension and expansion in scope of a licensing agreement for game shows produced by SPE, including Wheel of Fortune.  Sales for Media Networks increased year-on-year due to higher digital game revenues and advertising revenues primarily due to acquisitions made in the previous and current fiscal year.

Operating income increased 6.9 billion yen year-on-year to 58.5 billion yen (488 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, operating income was essentially flat year-on-year.  The current fiscal year benefitted from the stronger performance of the current fiscal year’s film slate as the previous fiscal year reflected the underperformance of White House Down and After Earth.  The current fiscal year also benefitted from lower restructuring charges.  Partially offsetting this increase was a gain recognized on the sale of SPE’s music publishing catalog in the previous fiscal year, the above-mentioned decrease in Television Productions sales and higher programming and marketing costs for SPE’s television networks in India.

The current fiscal year also included approximately 41 million U.S. dollars (4.9 billion yen) in costs primarily related to investigation and remediation expenses relating to a cyberattack on SPE’s network and IT infrastructure which was identified in November 2014 (“the cyberattack”).

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥503.3	¥544.6	+8.2%	$4,538

Operating income	50.2	59.0	+17.4	491

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 8.2% year-on-year (essentially flat on a constant currency basis) to 544.6 billion yen (4,538 million U.S. dollars) primarily due to the impact of the depreciation of the yen against the U.S. dollar.  Sales were essentially flat year-on-year on a constant currency basis primarily due to higher digital streaming revenues, offset by a worldwide decline in physical and digital download sales.  Best-selling titles included One Direction’s FOUR, AC/DC’s Rock or Bust, Meghan Trainor’s Title, Nogizaka 46's Toumeinairo and Michael Jackson’s XSCAPE.

Operating income increased 8.8 billion yen year-on-year to 59.0 billion yen (491 million U.S. dollars).  This increase was primarily due to the favorable impact of the depreciation of the yen, an increase in equity in net income from affiliated companies, mainly EMI Music Publishing, and a decrease in marketing costs.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Financial services revenue	¥993.8	¥1,083.6	+9.0%	$9,030

Operating income	170.3	193.3	+13.5	1,611

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 9.0% year-on-year to 1,083.6 billion yen (9,030 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 9.6% year-on-year to 967.1 billion yen (8,060 million U.S. dollars) mainly due to an improvement in investment performance in the separate account resulting from a larger rise in the Japanese stock market this fiscal year than in the previous fiscal year, as well as an increase in insurance premium revenue reflecting an increase in policy amount in force.

Operating income increased 23.0 billion yen year-on-year to 193.3 billion yen (1,611 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 18.3 billion yen year-on-year to 178.0 billion yen (1,484 million U.S. dollars) primarily due to an improvement in investment performance in the general account, as well as a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance, driven by the above-mentioned improvement in the Japanese stock market.

All Other

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31

	2014	2015	Change in yen	2015
Sales and operating revenue	¥858.0	¥491.1	-42.8%	$4,093

Operating loss	(136.1)	(103.4)	-	(862)

All Other includes the PC business.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating loss of All Other of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 42.8% year-on-year to 491.1 billion yen (4,093 million U.S. dollars).  This significant decrease in sales was primarily due to Sony’s exit from the PC business.

Operating loss decreased 32.7 billion yen year-on-year to 103.4 billion yen (862 million U.S. dollars).  This decrease was primarily due to a decrease in loss from the PC business in the current fiscal year partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3, Inc. recorded in the previous fiscal year.  In the previous fiscal year, a 25.6 billion yen impairment charge was recorded, related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business.  The following table provides PC exit costs and the total PC business operating loss.  In the previous fiscal year, a 12.8 billion yen impairment charge related to long-lived assets in the PC business was recorded in PC exit costs.

		(Billions of yen, millions of U.S. dollars)
		Fiscal Year ended March 31, 2015
		All Other	Corporate and Elimination	Consolidated Total	Year-on-year change		Consolidated Total
(I)	Restructuring charges	¥11.8	¥7.8	¥19.6	¥	- 21.3	$164
(II)	After-sales service expenses etc.	20.0	-	20.0		+2.6	167
PC exit costs (I+II)		31.8	7.8	39.6		-18.7	330
Operating loss excluding exit costs*		(23.9)	-	(23.9)		+9.4	(199)
Total PC operating loss		¥(55.7)	¥(7.8)	¥(63.5)	¥	+28.2	$(529)
* Operating loss excluding exit costs includes sales company fixed costs charged to the PC business in the fiscal year ended March 31, 2015 which were allocated based on historical results.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current fiscal year, there was a net cash inflow of 754.6 billion yen (6,288 million U.S. dollars) from operating activities, an increase of 90.5 billion yen, or 13.6% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 303.7 billion yen (2,531 million U.S. dollars), an increase of 46.4 billion yen, or 18.1% year-on-year.  The net cash inflow was primarily due to the positive impact of a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expense, net, deferred income taxes and equity in net loss of affiliated companies).  In addition, there was the positive impact of factors such as a larger decrease in inventories, and decreases in notes and accounts receivable, trade, compared to increases in the previous fiscal year, partially offset by the negative impact of factors such as decreases in notes and accounts payable, trade, compared to an increase in the previous fiscal year.

The Financial Services segment had a net cash inflow of 459.7 billion yen (3,830 million U.S. dollars), an increase of 46.2 billion yen, or 11.2% year-on-year.  This increase was primarily due to an increase of insurance premium revenue in line with an expansion in policy amount in force at Sony Life.

Investing Activities: During the current fiscal year, Sony used 639.6 billion yen (5,330 million U.S. dollars) of net cash in investing activities, a decrease of 70.9 billion yen, or 10.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 103.6 billion yen (864 million U.S. dollars), an increase of 9.4 billion yen, or 9.9% year-on-year.  This increase was primarily due to a year-on-year decrease in proceeds from the sales of fixed assets and investment securities.  Sales of fixed assets and investment securities in the current fiscal year included the intersegment sale of Sony Corporation’s headquarters’ land to Sony Life, the sale of certain buildings and premises at the Gotenyama Technology Center and the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The Financial Services segment used 536.9 billion yen (4,474 million U.S. dollars) of net cash, a decrease of 79.3 billion yen, or 12.9% year-on-year.  This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life and a year-on-year increase in proceeds from the sale of investment securities.  This decrease was partially offset by the negative impact of the intersegment purchase of Sony Corporation’s headquarters’ land by Sony Life, which is eliminated in the consolidated financial statements.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined*1 for the current fiscal year was 200.0 billion yen (1,667 million U.S. dollars), an increase of 37.1 billion yen, or 22.8% year-on-year.

Financing Activities: During the current fiscal year, 263.2 billion yen (2,193 million U.S. dollars) of net cash and cash equivalents was used in financing activities, compared to 207.9 billion yen of net cash and cash equivalents provided in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 315.4 billion yen (2,628 million U.S. dollars) net cash outflow, an increase of 275.2 billion yen, or 683.9% year-on-year.  This increase was primarily due to an issuance of straight bonds for Japanese retail investors in the previous fiscal year and a year-on-year increase in repayments of long-term debt, net.

In the Financial Services segment, financing activities provided 44.4 billion yen (370 million U.S. dollars) of net cash, a decrease of 197.1 billion yen, or 81.6% year-on-year.  This decrease was mainly due to a smaller increase in customer deposits at Sony Life, compared to the figure in the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2015 was 949.4 billion yen (7,912 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 741.9 billion yen (6,183 million U.S. dollars) at March 31, 2015, a decrease of 64.2 billion yen, or 8.0% compared with the balance as of March 31, 2014, and an increase of 99.0 billion yen, or 15.4% compared with the balance as of December 31, 2014.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 776.6 billion yen (6,472 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2015.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 207.5 billion yen (1,729 million U.S. dollars) at March 31, 2015, a decrease of 32.8 billion yen, or 13.6% compared with the balance as of March 31, 2014, and a decrease of 83.0 billion yen, or 28.6% compared with the balance as of December 31, 2014.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segments’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2014	2015	2015

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥664.1	¥754.6	$6,288
Net cash used in investing activities reported in the consolidated statements of cash flows	(710.5)	(639.6)	(5,330)
	(46.4)	115.0	958

Less: Net cash provided by operating activities within the Financial Services segment	413.6	459.7	3,830
Less: Net cash used in investing activities within the Financial Services segment	(616.2)	(536.9)	(4,474)
Eliminations *2	6.7	7.8	65

Cash flow generated by operating and investing activities combined excluding the Financial Services segment’s activities	¥162.9	¥200.0	$1,667

*2  Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Consolidated Results for the Fourth Quarter Ended March 31, 2015
For Consolidated Statements of Income and Business Segment Information for the fourth quarter ended March 31, 2015 and 2014, please refer to pages F-3 and F-7 respectively.

Sales for the fourth quarter ended March 31, 2015 increased 3.6% year-on-year to 1,937.7 billion yen (16,148 million U.S. dollars).  This increase was primarily due to the impact of foreign exchange rates, a significant increase in sales in the Devices and the Financial Services segments, partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business.

During the current quarter, the average rates of the yen were 119.1 yen against the U.S. dollar and 134.4 yen against the euro, which were 13.7% lower and 4.9% higher, respectively, as compared with the same quarter of the previous fiscal year.  On a constant currency basis, consolidated sales decreased 2%.  For further detail about sales on a constant currency basis, see Note on page 11.

In the MC segment, sales were essentially flat year-on-year primarily due to an improvement in product mix as a result of a focus on high value-added models, offset by a decrease in unit sales and the impact of foreign exchange rates.  In the G&NS segment, sales were essentially flat year-on-year primarily due to an increase in network services revenues and the impact of foreign exchange rates, offset by a decrease in PS4 hardware sales.  In the IP&S segment, sales decreased primarily due to a significant decrease in unit sales of digital cameras.  In the HE&S segment, sales were essentially flat year-on-year primarily due to the impact of foreign exchange rates and an increase in sales of televisions, offset by a significant decrease in Audio and Video sales.  In the Devices segment, sales increased significantly mainly due to an increase in sales of image sensors for mobile devices and the impact of foreign exchange rates.  In the Pictures segment, sales increased due to the impact of the depreciation of the yen against the U.S. dollar, partially offset by a decrease in Motion Pictures sales, primarily due to lower theatrical and home entertainment revenues.  In the Music segment, sales increased significantly primarily due to the impact of the depreciation of the yen against the U.S. dollar and an increase in Recorded Music sales.  In the Financial Services segment, revenue increased significantly primarily due to a significant improvement in investment performance in the separate account at Sony Life reflecting a significant rise in the stock market in the current quarter compared with a deterioration in the same quarter of the previous fiscal year.

Operating loss decreased 14.0 billion yen year-on-year to 97.8 billion yen (815 million U.S. dollars) for the current quarter primarily due to a significant increase in operating income of the Financial Services segment and an improvement in the operating results of the Devices and G&NS segments, partially offset by a significant deterioration in the results of the MC and IP&S segments.  Operating loss in the current quarter includes 8.7 billion yen (73 million U.S. dollars) in PC exit costs and an 8.6 billion yen (72 million U.S. dollars) impairment charge related to long-lived assets in the disc manufacturing business outside of Japan, both in All Other.  In the same quarter of the previous fiscal year, 47.3 billion yen in PC exit costs and a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business were recorded.

In the MC segment, operating loss significantly increased year-on-year mainly due to the unfavorable impact of the appreciation of the U.S. dollar reflecting the high ratio of U.S. dollar-denominated costs as well as the recording of intellectual property related reserves in the current quarter, partially offset by the above-mentioned improvement in product mix.  In the G&NS segment, operating loss decreased significantly year-on-year primarily due to an increase in PS4 software sales and an increase in network services revenues.  In the IP&S segment, operating results deteriorated significantly year-on-year primarily due to an increase in restructuring costs and a decrease in sales of digital cameras.  In the HE&S segment, operating loss decreased primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions.  In the Devices segment, operating results improved significantly mainly due to the increase in sales of image sensors and the favorable impact of foreign exchange rates, partially offset by the recording of litigation-related reserves.  In the Pictures segment, operating income increased primarily due to the favorable impact of foreign exchange rates, lower theatrical advertising costs and lower restructuring costs, partially offset by the extension and expansion in scope of a licensing agreement for game shows produced by SPE that was recognized in the same quarter of the previous fiscal year as well as investigation and remediation costs incurred in the current quarter relating to the cyberattack.  In the Music segment, operating income increased primarily due to an improvement of equity in net income (loss) from affiliated companies, mainly EMI Music Publishing, and a reduction in marketing costs.  In the Financial Services segment, operating income increased primarily due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance at Sony Life, driven by the above-mentioned improvement in the stock market.

Restructuring charges, net, recorded as operating expenses, amounted to 64.3 billion yen (536 million U.S. dollars) for the current quarter, compared to 54.5 billion yen for the same quarter of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating income, was 0.2 billion yen (2 million U.S. dollars), compared to a loss of 6.6 billion yen in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 8.7 billion yen (73 million U.S. dollars), a deterioration of 7.5 billion yen compared to the same quarter of the previous fiscal year, mainly due to a decrease in gain on sales of securities investments and interest income.

Loss before income taxes decreased by 6.6 billion yen year-on-year to 106.5 billion yen (888 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded an income tax benefit amounting to 23.6 billion yen (197 million U.S. dollars).  During the current fiscal year, Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, except to the extent of certain tax benefits associated with the impact of gains in other comprehensive income.  During the current quarter, Sony recorded an income tax benefit primarily due to a reduction in the corporate tax rate in Japan.

Net loss attributable to Sony Corporation’s stockholders for the current quarter decreased 31.5 billion yen year-on-year to 106.8 billion yen (890 million U.S. dollars).

*    *    *    *    *

Note

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously reported operations of the network business which were included in All Other have been integrated with the previously reported Game segment and are now reported as the G&NS segment.  The previously reported Mobile Communications category, which was included in the MP&C segment, has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.

In addition, as of the first quarter of the fiscal year ended March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ended March 31, 2015.

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

  *    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2016

The forecast for consolidated results for the fiscal year ending March 31, 2016 is as follows:

	(Billions of yen)
	March 31, 2015 Results	March 31, 2016 Forecast	Change from March 31, 2015 Results
Sales and operating revenue	¥8,215.9	¥7,900	-3.8%
Operating income	68.5	320	+ ¥251.5	bil
Income before income taxes	39.7	345	+ ¥305.3	bil
Net income (loss) attributable to Sony Corporation’s stockholders	(126.0)	140	+ ¥266.0	bil

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2016: approximately 120 yen to the U.S. dollar and approximately 125 yen to the euro.  (However, the forecasts for the segments below have been calculated using the assumed foreign currency rates of approximately 118 yen to the U.S. dollar and approximately 136 yen to the euro.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their forecasts.  Accordingly, the impact of the difference between the currently assumed rates and the rates used when the individual segments completed their forecasts has been included in the forecast for All Other.)

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan which were included in All Other will be included in the Music segment and the operations of So-net Corporation and its subsidiaries which were included in All Other will be included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment will be included in the HE&S segment.

In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2015 have been reclassified in the chart below to conform to the presentation of the fiscal year ending March 31, 2016.

Consolidated sales for the fiscal year ending March 31, 2016 are expected to decrease due to a decrease in the MC, G&NS, IP&S, HE&S, Music, and Financial Services segments and All Other partially offset by an increase in sales in the Devices and Pictures segments.

Consolidated operating income is expected to increase significantly primarily due to the impairment of goodwill in the MC segment recorded in the fiscal year ended March 31, 2015, a decrease in costs related to the exit from the PC business and restructuring charges as well as an increase in operating income in the Devices segment.

Restructuring charges are expected to be approximately 35 billion yen for the Sony Group in the fiscal year ending March 31, 2016, compared to 98.0 billion yen recorded in the fiscal year ended March 31, 2015.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment is as follows:

	(Billions of yen)
	March 31, 2015 Results	March 31, 2016 Forecast	Change from March 31, 2015 Results
Mobile Communications
Sales and operating revenue	¥1,410.2	¥1,310	-7.1%
Operating loss	(217.6)	(39)	+ ¥178.6	bil
Game & Network Services
Sales and operating revenue	1,388.0	1,370	-1.3%
Operating income	48.1	40	- ¥8.1	bil
Imaging Products & Solutions
Sales and operating revenue	720.0	690	-4.2%
Operating income	54.7	50	- ¥4.7	bil
Home Entertainment & Sound
Sales and operating revenue	1,238.1	1,160	-6.3%
Operating income	24.1	22	- ¥2.1	bil
Devices
Sales and operating revenue	927.1	1,080	+16.5%
Operating income	89.0	121	+ ¥32.0	bil
Pictures
Sales and operating revenue	878.7	1,020	+16.1%
Operating income	58.5	64	+ ¥5.5	bil
Music
Sales and operating revenue	559.2	550	-1.7%
Operating income	60.6	74	+ ¥13.4	bil
Financial Services
Financial services revenue	1,083.6	1,060	-2.2%
Operating income	193.3	175	- ¥18.3	bil
All Other, Corporate and Elimination
Operating loss	(242.2)	(187)	+ ¥55.2	bil
Consolidated
Sales and operating revenue	8,215.9	7,900	-3.8%
Operating income	68.5	320	+ ¥251.5	bil

Mobile Communications
Sales are expected to decrease year-on-year due to a reduction in mid-range smartphone unit sales in an effort to improve the profit structure of the segment.  Operating loss is expected to decrease year-on-year primarily due to the absence of the 176.0 billion yen impairment of goodwill recorded in the fiscal year ended March 31, 2015, an improvement in product mix, and a decrease in costs due to the benefit of restructuring.  This improvement is expected to be partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment, the impact of the above-mentioned decrease in sales as well as an increase in restructuring charges.

Game & Network Services
Sales are expected to remain essentially flat year-on-year.  Operating income is expected to decrease year-on-year primarily due to the impact of a decrease in PS3 platform sales and the negative impact of foreign exchange rates, partially offset by the impact of an increase in PS4 platform sales.

Imaging Products & Solutions
Overall segment sales are expected to decrease mainly due to a significant decrease in sales of digital cameras and video cameras.  Operating income is expected to decrease primarily due to the decrease in video camera sales, partially offset by cost reductions.

Home Entertainment & Sound
Sales are expected to decrease mainly due to a decrease in unit sales of LCD televisions due to pursuing a strategy of not chasing scale in an effort to improve the profit structure of the segment.  Operating income is expected to decrease primarily due to the negative impact of a decrease in sales and the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs in the segment.

Devices
Overall segment sales are expected to increase primarily due to a significant increase in sales of image sensors.  Operating income is expected to increase primarily due to the above-mentioned increase in sales, and the favorable impact of foreign exchange rates.

Pictures
Sales are expected to increase year-on-year primarily due to the impact of the depreciation of the yen against the U.S. dollar and an increase in Media Networks sales.  Operating income is expected to increase year-on-year primarily due to the impact of the increase in Media Networks sales.

Music
Sales are expected to remain essentially flat year-on-year.  Operating income is expected to increase year-on-year primarily due to the recording of an approximately 150 million U.S. dollar (approximately 18 billion yen) remeasurement gain associated with acquiring the remaining shares of Orchard Media, Inc. which was previously accounted for as an equity method investment.

Financial Services
Financial services revenue is expected to remain essentially flat year-on-year, and operating income is expected to decrease year-on-year.  This decrease in operating income is due to the impact of market fluctuations, such as the improvement in investment performance and the decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance at Sony Life which were realized in the fiscal year ended March 31, 2015, not being incorporated into the forecast.  If the favorable impact of market performance on the operating results for the fiscal year ended March 31, 2015 is excluded, financial services revenue and operating income are expected to increase due to the continued steady expansion of the financial services business.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2016 is as per the tables below.

Consolidated

	(Billions of yen)
	March 31, 2015 Results	March 31, 2016 Forecast	Change from March 31, 2015 Results
Capital expenditures*	¥251.0	¥510	+103.1%
[additions to property, plant and equipment (included above)	164.8	430	+160.9	]
[additions to intangible assets (included above) *	86.2	80	-7.2	]
Depreciation and amortization**	354.6	365	+2.9
[for property, plant and equipment (included above)	165.9	175	+5.5	]
[for intangible assets (included above)	188.8	190	+0.7	]
Research and development expenses	464.3	490	+5.5
* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	March 31, 2015 Results	March 31, 2016 Forecast	Change from March 31, 2015 Results
Capital expenditures*	¥243.9	¥501	+105.4%
[additions to property, plant and equipment (included above)	163.4	428	+161.9	]
[additions to intangible assets (included above) *	80.5	73	-9.3	]
Depreciation and amortization**	288.4	294	+1.9
[for property, plant and equipment (included above)	164.7	174	+5.7	]
[for intangible assets (included above)	123.7	120	-3.0	]
* Does not include the increase in intangible assets resulting from business acquisitions.

Capital expenditures are expected to increase significantly mainly due to capital expenditures in Semiconductors which are expected to be 290 billion yen (capital expenditures in Semiconductors in the fiscal year ended March 31, 2015 were approximately 70 billion yen), of which 210 billion yen will be used for image sensors (capital expenditures for image sensors in the fiscal year ended March 31, 2015 were approximately 44 billion yen) and camera modules.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Dividend for Fiscal Year ending March 31, 2016

Sony eliminated its fiscal year-end dividend for the fiscal year ended March 31, 2015, but it plans to pay 10 yen per share as an interim dividend during the fiscal year ending March 31, 2016.  At this point in time, the amount of the year-end dividend for the fiscal year ending March 31, 2016 is undetermined.

*    *    *    *    *

Management Policy

On February 18, 2015 Sony unveiled its mid-term corporate strategy.  Sony will position Return on Equity (ROE) as its primary key performance indicator and has set a target for consolidated ROE of more than 10% and a target for consolidated operating profit of more than 500 billion yen for the Sony Group in the fiscal year ending March 31, 2018, the final year of its mid-range corporate plan.  The Company aims to achieve these goals and realize its transformation into a highly profitable enterprise by implementing the following key strategies:

Key strategies for business operations
●	Business management that emphasizes profitability, without necessarily pursuing volume
●	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value
●	Clearly defined positioning of each business within a broader business portfolio perspective

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses has been classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within the Company’s overall business portfolio.  Each business has been assigned a target figure for Return on Invested Capital (ROIC) linked with the ROE target for Sony Group as a whole, and will be managed with a clear emphasis on profitability.

For additional details about the mid-term strategy announced on February 18, 2015, please refer to Sony’s Corporate Strategy Meeting webpage at (http://www.sony.net/SonyInfo/IR/info/strategy/index.html).

*    *    *    *    *

Basic Views on Selection of Accounting Standards

Sony’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Sony’s business is globally diversified and Sony believes that financial statements based on U.S. GAAP contribute to smooth communication with shareholders, investors, and other stakeholders inside and outside of Japan.  Sony is considering whether to adopt International Financial Reporting Standards (“IFRS”) while closely monitoring the development of new accounting standards and the stance of regulatory bodies at home and abroad.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/14q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2014	2015	March 31, 2014		2015
Current assets:
Cash and cash equivalents	¥1,046,466	¥949,413		¥-97,053	$7,912
Marketable securities	832,566	936,731		+104,165	7,806
Notes and accounts receivable, trade	946,553	986,500		+39,947	8,221
Allowance for doubtful accounts and sales returns	(75,513)	(86,598)		-11,085	(722)
Inventories	733,943	665,432		-68,511	5,545
Other receivables	224,630	231,947		+7,317	1,933
Deferred income taxes	53,068	47,788		-5,280	398
Prepaid expenses and other current assets	443,173	466,688		+23,515	3,890
Total current assets	4,204,886	4,197,901		-6,985	34,983

Film costs	275,799	305,232		+29,433	2,544

Investments and advances:
Affiliated companies	181,263	171,063		-10,200	1,426
Securities investments and other	7,737,748	8,360,290		+622,542	69,669
	7,919,011	8,531,353		+612,342	71,095

Property, plant and equipment:
Land	125,890	123,629		-2,261	1,030
Buildings	674,841	679,125		+4,284	5,659
Machinery and equipment	1,705,774	1,764,241		+58,467	14,703
Construction in progress	39,771	35,786		-3,985	298
	2,546,276	2,602,781		+56,505	21,690
Less - Accumulated depreciation	1,796,266	1,863,496		+67,230	15,529
	750,010	739,285		-10,725	6,161

Other assets:
Intangibles, net	675,663	642,361		-33,302	5,353
Goodwill	691,803	561,255		-130,548	4,677
Deferred insurance acquisition costs	497,772	520,571		+22,799	4,338
Deferred income taxes	105,442	89,637		-15,805	747
Other	213,334	246,736		+33,402	2,056
	2,184,014	2,060,560		-123,454	17,171

Total assets	¥15,333,720	¥15,834,331	¥	+500,611	$131,954

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥111,836	¥62,008		¥-49,828	$517
Current portion of long-term debt	265,918	159,517		-106,401	1,329
Notes and accounts payable, trade	712,829	622,215		-90,614	5,185
Accounts payable, other and accrued expenses	1,175,413	1,374,099		+198,686	11,451
Accrued income and other taxes	81,842	98,414		+16,572	820
Deposits from customers in the banking business	1,890,023	1,872,965		-17,058	15,608
Other	545,753	556,372		+10,619	4,637
Total current liabilities	4,783,614	4,745,590		-38,024	39,547

Long-term debt	916,648	712,087		-204,561	5,934
Accrued pension and severance costs	284,963	298,753		+13,790	2,490
Deferred income taxes	410,896	445,876		+34,980	3,716
Future insurance policy benefits and other	3,824,572	4,122,372		+297,800	34,353
Policyholders’ account in the life insurance business	2,023,472	2,259,514		+236,042	18,829
Other	302,299	316,422		+14,123	2,636
Total liabilities	12,546,464	12,900,614		+354,150	107,505

Redeemable noncontrolling interest	4,115	5,248		+1,133	44

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	646,654	707,038		+60,384	5,892
Additional paid-in capital	1,127,090	1,185,777		+58,687	9,881
Retained earnings	940,262	813,765		-126,497	6,781
Accumulated other comprehensive income	(451,585)	(385,283)		+66,302	(3,210)
Treasury stock, at cost	(4,284)	(4,220)		+64	(35)
	2,258,137	2,317,077		+58,940	19,309

Noncontrolling interests	525,004	611,392		+86,388	5,096
Total equity	2,783,141	2,928,469		+145,328	24,405
Total liabilities and equity	¥15,333,720	¥15,834,331	¥	+500,611	$131,954

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥6,682,274	¥7,035,537		$58,629
Financial services revenue	988,944	1,077,604		8,980
Other operating revenue	96,048	102,739		857
	7,767,266	8,215,880	+5.8%	68,466

Costs and expenses:
Cost of sales	5,140,053	5,275,144		43,960
Selling, general and administrative	1,728,520	1,811,461		15,096
Financial services expenses	816,158	882,990		7,358
Other operating expense, net	48,666	181,658		1,514
	7,733,397	8,151,253	+5.4	67,928

Equity in net income (loss) of affiliated companies	(7,374)	3,921	–	33

Operating income	26,495	68,548	+158.7	571

Other income:
Interest and dividends	16,652	12,887		107
Gain on sale of securities investments, net	12,049	8,714		73
Other	13,752	3,475		29
	42,453	25,076	-40.9	209

Other expenses:
Interest	23,460	23,600		197
Foreign exchange loss, net	9,224	20,533		171
Other	10,523	9,762		81
	43,207	53,895	+24.7	449

Income before income taxes	25,741	39,729	+54.3	331

Income taxes	94,582	88,733		739

Net loss	(68,841)	(49,004)	–	(408)

Less - Net income attributable to noncontrolling interests	59,528	76,976		642

Net loss attributable to Sony Corporation’s
stockholders	¥(128,369)	¥(125,980)	–%	$(1,050)

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(124.99)	¥(113.04)	–%	$(0.94)
— Diluted	(124.99)	(113.04)	–	(0.94)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2014	2015	Change from 2014	2015

Net loss	¥(68,841)	¥(49,004)	–%	$(408)

Other comprehensive income, net of tax –
Unrealized gains on securities	19,310	38,718		323
Unrealized gains on derivative instruments	742	－		－
Pension liability adjustment	11,883	(21,187)		(177)
Foreign currency translation adjustments	158,884	65,790		549

Total comprehensive income	121,978	34,317	-71.9	287

Less - Comprehensive income attributable
to noncontrolling interests	62,437	93,995		784

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥59,541	¥(59,678)	–%	$(497)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥1,633,368	¥1,650,087		$13,751
Financial services revenue	215,446	260,451		2,170
Other operating revenue	22,109	27,174		227
	1,870,923	1,937,712	+3.6%	16,148

Costs and expenses:
Cost of sales	1,300,131	1,296,161		10,801
Selling, general and administrative	472,335	508,529		4,238
Financial services expenses	174,474	209,106		1,743
Other operating expense, net	29,191	21,908		183
	1,976,131	2,035,704	+3.0	16,965

Equity in net income (loss) of affiliated companies	(6,593)	219	–	2

Operating loss	(111,801)	(97,773)	–	(815)

Other income:
Interest and dividends	5,571	3,727		31
Gain on sale of securities investments, net	4,005	86		1
Other	2,523	1,383		11
	12,099	5,196	-57.1	43

Other expenses:
Interest	5,180	5,199		43
Foreign exchange loss, net	4,924	5,358		45
Other	3,282	3,387		28
	13,386	13,944	+4.2	116

Loss before income taxes	(113,088)	(106,521)	–	(888)

Income taxes	11,191	(23,553)		(197)

Net loss	(124,279)	(82,968)	–	(691)

Less - Net income attributable to noncontrolling interests	13,968	23,822		199

Net loss attributable to Sony Corporation’s
stockholders	¥(138,247)	¥(106,790)	–%	$(890)

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(132.97)	¥(91.39)	–%	$(0.76)
— Diluted	(132.97)	(91.39)	–	(0.76)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2014	2015	Change from 2014	2015

Net loss	¥(124,279)	¥(82,968)	–%	$(691)

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	6,639	(10,672)		(89)
Unrealized gains on derivative instruments	348	－		－
Pension liability adjustment	18,594	(21,185)		(177)
Foreign currency translation adjustments	(36,209)	(39,978)		(333)

Total comprehensive loss	(134,907)	(154,803)	–	(1,290)

Less - Comprehensive income attributable
to noncontrolling interests	17,275	21,859		182

Comprehensive loss attributable
to Sony Corporation’s stockholders	¥(152,182)	¥(176,662)	–%	$(1,472)

Consolidated Statements of Changes in Stockholders' Equity
							(Millions of yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥630,923	¥1,110,531	¥1,094,775	¥(639,495)	¥(4,472)	¥2,192,262	¥479,742	¥2,672,004
Exercise of stock acquisition rights	121	121				242		242
Conversion of zero coupon convertible bonds	15,610	15,610				31,220		31,220
Stock based compensation		906				906		906

Comprehensive income:
Net income (loss)			(128,369)			(128,369)	59,528	(68,841)
Other comprehensive income, net of tax
Unrealized gains on securities				18,430		18,430	880	19,310
Unrealized gains on derivative instruments				742		742		742
Pension liability adjustment				11,777		11,777	106	11,883
Foreign currency translation adjustments				156,961		156,961	1,923	158,884
Total comprehensive income						59,541	62,437	121,978

Stock issue costs, net of tax			(127)			(127)		(127)
Dividends declared			(26,017)			(26,017)	(15,430)	(41,447)
Purchase of treasury stock					(76)	(76)		(76)
Reissuance of treasury stock		(140)			264	124		124
Transactions with noncontrolling interests shareholders and other		62				62	(1,745)	(1,683)
Balance at March 31, 2014	¥646,654	¥1,127,090	¥940,262	¥(451,585)	¥(4,284)	¥2,258,137	¥525,004	¥2,783,141

Balance at March 31, 2014	¥646,654	¥1,127,090	¥940,262	¥(451,585)	¥(4,284)	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	994	994				1,988		1,988
Conversion of zero coupon convertible bonds	59,390	59,390				118,780		118,780
Stock based compensation		873				873		873

Comprehensive income:
Net income (loss)			(125,980)			(125,980)	76,976	(49,004)
Other comprehensive income, net of tax
Unrealized gains on securities				26,644		26,644	12,074	38,718
Pension liability adjustment				(21,092)		(21,092)	(95)	(21,187)
Foreign currency translation adjustments				60,750		60,750	5,040	65,790
Total comprehensive income (loss)						(59,678)	93,995	34,317

Stock issue costs, net of tax			(517)			(517)		(517)
Dividends declared			—			—	(14,108)	(14,108)
Purchase of treasury stock					(101)	(101)		(101)
Reissuance of treasury stock		(99)			165	66		66
Transactions with noncontrolling interests shareholders and other		(2,471)				(2,471)	6,501	4,030
Balance at March 31, 2015	¥707,038	¥1,185,777	¥813,765	¥(385,283)	¥(4,220)	¥2,317,077	¥611,392	¥2,928,469

							(Millions of U.S. dollars)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	$5,389	$9,392	$7,836	$(3,763)	$(35)	$18,819	$4,375	$23,194
Exercise of stock acquisition rights	8	8				16		16
Conversion of zero coupon convertible bonds	495	495				990		990
Stock based compensation		8				8		8

Comprehensive income:
Net income (loss)			(1,050)			(1,050)	642	(408)
Other comprehensive income, net of tax
Unrealized gains on securities				222		222	101	323
Pension liability adjustment				(176)		(176)	(1)	(177)
Foreign currency translation adjustments				507		507	42	549
Total comprehensive income (loss)						(497)	784	287

Stock issue costs, net of tax			(5)			(5)		(5)
Dividends declared			—			—	(118)	(118)
Purchase of treasury stock					(1)	(1)		(1)
Reissuance of treasury stock		(1)			1	0		0
Transactions with noncontrolling interests shareholders and other		(21)				(21)	55	34
Balance at March 31, 2015	$5,892	$9,881	$6,781	$(3,210)	$(35)	$19,309	$5,096	$24,405

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2014	2015	2015
Cash flows from operating activities:
Net loss	¥(68,841)	¥(49,004)	$(408)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	376,695	354,624	2,955
Amortization of film costs	285,673	272,941	2,275
Accrual for pension and severance costs, less payments	(38,131)	9,638	80
Other operating expense, net	48,666	181,658	1,514
Gain on sale or devaluation of securities investments, net	(10,401)	(7,916)	(66)
Gain on revaluation of marketable securities held in the financial
services business for trading purposes, net	(58,608)	(100,729)	(839)
Gain on revaluation or impairment of securities investments held
in the financial services business, net	(3,688)	(1,397)	(12)
Deferred income taxes	(6,661)	7,982	67
Equity in net loss of affiliated companies, net of dividends	10,022	2,269	19
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(29,027)	33,843	282
Decrease in inventories	20,248	113,485	946
Increase in film costs	(266,870)	(252,403)	(2,103)
Increase (decrease) in notes and accounts payable, trade	103,379	(118,577)	(988)
Decrease in accrued income and other taxes	(3,110)	(11,033)	(92)
Increase in future insurance policy benefits and other	391,541	460,336	3,836
Increase in deferred insurance acquisition costs	(77,656)	(79,861)	(666)
Increase in marketable securities held in the financial services
business for trading purposes	(33,803)	(51,565)	(430)
(Increase) decrease in other current assets	(48,115)	16,276	136
Increase in other current liabilities	58,656	86,718	723
Other	14,147	(112,645)	(941)
Net cash provided by operating activities	664,116	754,640	6,288

Cash flows from investing activities:
Payments for purchases of fixed assets	(283,457)	(215,916)	(1,799)
Proceeds from sales of fixed assets	99,694	36,777	306
Payments for investments and advances by financial services business	(1,032,594)	(960,045)	(8,000)
Payments for investments and advances
(other than financial services business)	(14,892)	(20,029)	(167)
Proceeds from sales or return of investments and collections of advances
by financial services business	426,621	482,537	4,021
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	75,417	49,479	412
Other	18,709	(12,439)	(103)
Net cash used in investing activities	(710,502)	(639,636)	(5,330)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	178,935	18,507	154
Payments of long-term debt	(164,540)	(258,102)	(2,151)
Increase (decrease) in short-term borrowings, net	25,183	(51,013)	(425)
Increase in deposits from customers in the financial services business, net	238,828	57,464	479
Dividends paid	(25,643)	(13,160)	(110)
Other	(44,886)	(16,891)	(140)
Net cash provided by (used in) financing activities	207,877	(263,195)	(2,193)

Effect of exchange rate changes on cash and cash equivalents	58,614	51,138	426

Net increase (decrease) in cash and cash equivalents	220,105	(97,053)	(809)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	8,721

Cash and cash equivalents at end of the fiscal year	¥1,046,466	¥949,413	$7,912

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2014	2015	Change	2015

Mobile Communications
Customers	¥1,191,787	¥1,323,205	+11.0%	$11,027
Intersegment	22	75		–
Total	1,191,809	1,323,280	+11.0	11,027

Game & Network Services
Customers	946,479	1,292,146	+36.5	10,768
Intersegment	97,379	95,883		799
Total	1,043,858	1,388,029	+33.0	11,567

Imaging Products & Solutions
Customers	737,474	716,258	-2.9	5,969
Intersegment	3,729	3,712		31
Total	741,203	719,970	-2.9	6,000

Home Entertainment & Sound
Customers	1,166,007	1,204,922	+3.3	10,041
Intersegment	2,572	2,371		20
Total	1,168,579	1,207,293	+3.3	10,061

Devices
Customers	583,089	756,724	+29.8	6,306
Intersegment	189,890	201,120		1,676
Total	772,979	957,844	+23.9	7,982

Pictures
Customers	828,668	876,314	+5.7	7,303
Intersegment	916	2,367		19
Total	829,584	878,681	+5.9	7,322

Music
Customers	492,058	533,986	+8.5	4,450
Intersegment	11,230	10,625		88
Total	503,288	544,611	+8.2	4,538

Financial Services
Customers	988,944	1,077,604	+9.0	8,980
Intersegment	4,902	6,025		50
Total	993,846	1,083,629	+9.0	9,030

All Other
Customers	780,749	395,066	-49.4	3,292
Intersegment	77,295	96,043		801
Total	858,044	491,109	-42.8	4,093

Corporate and elimination	(335,924)	(378,566)	–	(3,154)
Consolidated total	¥7,767,266	¥8,215,880	+5.8%	$68,466

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Operating income (loss)	2014	2015	Change	2015

Mobile Communications	¥12,601	¥(220,436)	–%	$(1,837)
Game & Network Services	(18,845)	48,104	–	401
Imaging Products & Solutions	26,327	54,684	+107.7	456
Home Entertainment & Sound	(25,499)	20,054	–	167
Devices	(12,420)	93,079	–	776
Pictures	51,619	58,527	+13.4	488
Music	50,208	58,959	+17.4	491
Financial Services	170,292	193,307	+13.5	1,611
All Other	(136,053)	(103,364)	–	(862)
Total	118,230	202,914	+71.6	1,691

Corporate and elimination	(91,735)	(134,366)	–	(1,120)
Consolidated total	¥26,495	¥68,548	+158.7%	$571

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2014 and 2015 was (25,705) million yen and 8,286 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2014	2015	Change	2015

Mobile Communications
Customers	¥268,517	¥271,600	+1.1%	$2,263
Intersegment	–	18		–
Total	268,517	271,618	+1.2	2,263

Game & Network Services
Customers	269,269	275,782	+2.4	2,298
Intersegment	19,111	13,701		114
Total	288,380	289,483	+0.4	2,412

Imaging Products & Solutions
Customers	185,829	174,541	-6.1	1,455
Intersegment	917	1,178		9
Total	186,746	175,719	-5.9	1,464

Home Entertainment & Sound
Customers	224,769	225,566	+0.4	1,880
Intersegment	826	319		2
Total	225,595	225,885	+0.1	1,882

Devices
Customers	135,261	199,147	+47.2	1,660
Intersegment	34,796	34,013		283
Total	170,057	233,160	+37.1	1,943

Pictures
Customers	268,696	293,271	+9.1	2,444
Intersegment	411	1,877		16
Total	269,107	295,148	+9.7	2,460

Music
Customers	128,251	145,082	+13.1	1,209
Intersegment	3,442	2,304		19
Total	131,693	147,386	+11.9	1,228

Financial Services
Customers	215,446	260,451	+20.9	2,170
Intersegment	1,231	1,709		15
Total	216,677	262,160	+21.0	2,185

All Other
Customers	164,013	86,452	-47.3	720
Intersegment	16,906	22,929		192
Total	180,919	109,381	-39.5	912

Corporate and elimination	(66,768)	(72,228)	–	(601)
Consolidated total	¥1,870,923	¥1,937,712	+3.6%	$16,148

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Operating income (loss)	2014	2015	Change	2015

Mobile Communications	¥(15,098)	¥(54,951)	–%	$(458)
Game & Network Services	(10,705)	(5,613)	–	(47)
Imaging Products & Solutions	7,467	(5,809)	–	(48)
Home Entertainment & Sound	(23,180)	(20,859)	–	(174)
Devices	(11,629)	(3,567)	–	(30)
Pictures	41,375	45,518	+10.0	379
Music	8,024	10,347	+29.0	86
Financial Services	40,442	50,999	+26.1	425
All Other	(101,841)	(52,490)	–	(437)
Total	(65,145)	(36,425)	–	(304)

Corporate and elimination	(46,656)	(61,348)	–	(511)
Consolidated total	¥(111,801)	¥(97,773)	–%	$(815)

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended March 31, 2014 and 2015 was 16,659 million yen and 13,808 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥1,191,787	¥1,323,205	+11.0%	$11,027

Game & Network Services	946,479	1,292,146	+36.5	10,768

Imaging Products & Solutions
Digital Imaging Products	442,723	432,594	-2.3	3,605
Professional Solutions	277,417	271,903	-2.0	2,266
Other	17,334	11,761	-32.2	98
Total	737,474	716,258	-2.9	5,969

Home Entertainment & Sound
Televisions	754,308	835,068	+10.7	6,959
Audio and Video	400,828	366,050	-8.7	3,050
Other	10,871	3,804	-65.0	32
Total	1,166,007	1,204,922	+3.3	10,041

Devices
Semiconductors	336,845	496,694	+47.5	4,139
Components	243,751	253,020	+3.8	2,109
Other	2,493	7,010	+181.2	58
Total	583,089	756,724	+29.8	6,306

Pictures
Motion Pictures	422,255	434,253	+2.8	3,619
Television Productions	247,568	252,456	+2.0	2,104
Media Networks	158,845	189,605	+19.4	1,580
Total	828,668	876,314	+5.7	7,303

Music
Recorded Music	347,684	383,350	+10.3	3,195
Music Publishing	66,869	70,959	+6.1	591
Visual Media and Platform	77,505	79,677	+2.8	664
Total	492,058	533,986	+8.5	4,450

Financial Services	988,944	1,077,604	+9.0	8,980
All Other	780,749	395,066	-49.4	3,292
Corporate	52,011	39,655	-23.8	330
Consolidated total	¥7,767,266	¥8,215,880	+5.8%	$68,466

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2015. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥268,517	¥271,600	+1.1%	$2,263

Game & Network Services	269,269	275,782	+2.4	2,298

Imaging Products & Solutions
Digital Imaging Products	96,376	90,533	-6.1	754
Professional Solutions	84,149	80,707	-4.1	673
Other	5,304	3,301	-37.8	28
Total	185,829	174,541	-6.1	1,455

Home Entertainment & Sound
Televisions	139,723	149,765	+7.2	1,248
Audio and Video	82,015	73,840	-10.0	615
Other	3,031	1,961	-35.3	17
Total	224,769	225,566	+0.4	1,880

Devices
Semiconductors	73,374	134,107	+82.8	1,118
Components	61,429	63,700	+3.7	531
Other	458	1,340	+192.6	11
Total	135,261	199,147	+47.2	1,660

Pictures
Motion Pictures	133,519	131,565	-1.5	1,096
Television Productions	97,987	114,004	+16.3	950
Media Networks	37,190	47,702	+28.3	398
Total	268,696	293,271	+9.1	2,444

Music
Recorded Music	81,574	101,315	+24.2	844
Music Publishing	21,760	21,630	-0.6	180
Visual Media and Platform	24,917	22,137	-11.2	185
Total	128,251	145,082	+13.1	1,209

Financial Services	215,446	260,451	+20.9	2,170
All Other	164,013	86,452	-47.3	720
Corporate	10,872	5,820	-46.5	49
Consolidated total	¥1,870,923	¥1,937,712	+3.6%	$16,148

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2015.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Depreciation and amortization	2014	2015	Change	2015

Mobile Communications	¥22,073	¥22,067	-0.0%	$184
Game & Network Services	16,529	18,336	+10.9	153
Imaging Products & Solutions	38,080	31,775	-16.6	265
Home Entertainment & Sound	25,806	25,238	-2.2	210
Devices	106,472	87,795	-17.5	732
Pictures	18,078	19,980	+10.5	166
Music	14,414	13,632	-5.4	113
Financial Services, including deferred insurance acquisition costs	54,348	66,223	+21.8	552
All Other	29,825	15,427	-48.3	129
Total	325,625	300,473	-7.7	2,504

Corporate	51,070	54,151	+6.0	451
Consolidated total	¥376,695	¥354,624	-5.9%	$2,955

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥3,611	¥ －	¥3,611
Game & Network Services	371	－	371
Imaging Products & Solutions	3,422	－	3,422
Home Entertainment & Sound	1,537	34	1,571
Devices	5,464	3,451	8,915
Pictures	6,722	13	6,735
Music	576	－	576
Financial Services	－	－	－
All Other and Corporate	53,867	1,521	55,388
Consolidated total	¥75,570	¥5,019	¥80,589

	Fiscal year ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥5,570	¥85	¥5,655
Game & Network Services	7,272	－	7,272
Imaging Products & Solutions	6,563	714	7,277
Home Entertainment & Sound	1,960	－	1,960
Devices	6,996	426	7,422
Pictures	1,918	－	1,918
Music	2,108	－	2,108
Financial Services	－	－	－
All Other and Corporate	58,302	6,122	64,424
Consolidated total	¥90,689	¥7,347	¥98,036

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Fiscal year ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$46	$1	$47
Game & Network Services	61	－	61
Imaging Products & Solutions	55	6	61
Home Entertainment & Sound	16	－	16
Devices	58	4	62
Pictures	16	－	16
Music	18	－	18
Financial Services	－	－	－
All Other and Corporate	486	50	536
Consolidated total	$756	$61	$817

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Depreciation and amortization	2014	2015	Change	2015

Mobile Communications	¥5,633	¥5,617	-0.3%	$47
Game & Network Services	4,267	5,170	+21.2	43
Imaging Products & Solutions	9,538	9,272	-2.8	77
Home Entertainment & Sound	6,525	6,639	+1.7	55
Devices	29,036	23,226	-20.0	193
Pictures	4,672	5,483	+17.4	46
Music	3,612	3,474	-3.8	29
Financial Services, including deferred insurance acquisition costs	13,734	23,232	+69.2	194
All Other	8,110	5,353	-34.0	45
Total	85,127	87,466	+2.7	729

Corporate	13,816	16,078	+16.4	134
Consolidated total	¥98,943	¥103,544	+4.7%	$863

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥44	¥ －	¥44
Game & Network Services	(21)	－	(21)
Imaging Products & Solutions	1,459	－	1,459
Home Entertainment & Sound	815	15	830
Devices	1,933	3,451	5,384
Pictures	5,573	13	5,586
Music	428	－	428
Financial Services	－	－	－
All Other and Corporate	39,693	1,063	40,756
Consolidated total	¥49,924	¥4,542	¥54,466

	Three months ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥3,745	¥63	¥3,808
Game & Network Services	7,196	－	7,196
Imaging Products & Solutions	6,050	714	6,764
Home Entertainment & Sound	1,380	－	1,380
Devices	3,427	410	3,837
Pictures	1,736	－	1,736
Music	731	－	731
Financial Services	－	－	－
All Other and Corporate	33,383	5,467	38,850
Consolidated total	¥57,648	¥6,654	¥64,302

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended March 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$31	$1	$32
Game & Network Services	60	－	60
Imaging Products & Solutions	50	6	56
Home Entertainment & Sound	11	－	11
Devices	29	3	32
Pictures	14	－	14
Music	6	－	6
Financial Services	－	－	－
All Other and Corporate	279	46	325
Consolidated total	$480	$56	$536

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥2,199,099	¥2,233,776	+1.6%	$18,615
United States	1,302,052	1,528,097	+17.4	12,734
Europe	1,753,526	1,932,941	+10.2	16,108
China	520,539	546,697	+5.0	4,556
Asia-Pacific	1,013,635	1,052,453	+3.8	8,770
Other Areas	978,415	921,916	-5.8	7,683
Total	¥7,767,266	¥8,215,880	+5.8%	$68,466

	Three months ended March 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥527,653	¥567,916	+7.6%	$4,733
United States	359,005	398,946	+11.1	3,325
Europe	426,389	411,017	-3.6	3,425
China	119,277	113,277	-5.0	944
Asia-Pacific	222,707	239,685	+7.6	1,997
Other Areas	215,892	206,871	-4.2	1,724
Total	¥1,870,923	¥1,937,712	+3.6%	$16,148

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
	2014	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥240,332	¥207,527	$1,729
Marketable securities	828,944	933,424	7,779
Other	147,241	147,663	1,230
	1,216,517	1,288,614	10,738

Investments and advances	7,567,242	8,217,715	68,481
Property, plant and equipment	17,057	17,305	144
Other assets:
Deferred insurance acquisition costs	497,772	520,571	4,338
Other	49,328	45,645	381
	547,100	566,216	4,719
Total assets	¥9,347,916	¥10,089,850	$84,082

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,148	¥6,351	$53
Deposits from customers in the banking business	1,890,023	1,872,965	15,608
Other	175,499	199,098	1,659
	2,071,670	2,078,414	17,320

Long-term debt	44,678	44,460	371
Future insurance policy benefits and other	3,824,572	4,122,372	34,353
Policyholders’ account in the life insurance business	2,023,472	2,259,514	18,829
Other	302,521	335,964	2,800
Total liabilities	8,266,913	8,840,724	73,673

Equity:
Stockholders’ equity of Financial Services	1,079,740	1,247,840	10,399
Noncontrolling interests	1,263	1,286	10
Total equity	1,081,003	1,249,126	10,409
Total liabilities and equity	¥9,347,916	¥10,089,850	$84,082

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
	2014	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥806,134	¥741,886	$6,183
Marketable securities	3,622	3,307	27
Notes and accounts receivable, trade	864,178	893,847	7,449
Other	1,316,653	1,272,562	10,604
	2,990,587	2,911,602	24,263

Film costs	275,799	305,232	2,544
Investments and advances	381,076	395,189	3,293
Investments in Financial Services, at cost	111,476	111,476	929
Property, plant and equipment	732,953	720,694	6,006
Other assets	1,640,385	1,497,805	12,482
Total assets	¥6,132,276	¥5,941,998	$49,517

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥371,606	¥215,175	$1,793
Notes and accounts payable, trade	712,829	622,215	5,185
Other	1,629,728	1,832,085	15,268
	2,714,163	2,669,475	22,246

Long-term debt	875,440	671,104	5,593
Accrued pension and severance costs	262,558	274,220	2,285
Other	462,386	478,704	3,989
Total liabilities	4,314,547	4,093,503	34,113

Redeemable noncontrolling interest	4,115	5,248	44

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,743	1,733,233	14,444
Noncontrolling interests	90,871	110,014	916
Total equity	1,813,614	1,843,247	15,360
Total liabilities and equity	¥6,132,276	¥5,941,998	$49,517

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
	2014	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥1,046,466	¥949,413	$7,912
Marketable securities	832,566	936,731	7,806
Notes and accounts receivable, trade	871,040	899,902	7,499
Other	1,454,814	1,411,855	11,766
	4,204,886	4,197,901	34,983

Film costs	275,799	305,232	2,544
Investments and advances	7,919,011	8,531,353	71,095
Property, plant and equipment	750,010	739,285	6,161
Other assets:
Deferred insurance acquisition costs	497,772	520,571	4,338
Other	1,686,242	1,539,989	12,833
	2,184,014	2,060,560	17,171
Total assets	¥15,333,720	¥15,834,331	$131,954

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥377,754	¥221,525	$1,846
Notes and accounts payable, trade	712,829	622,215	5,185
Deposits from customers in the banking business	1,890,023	1,872,965	15,608
Other	1,803,008	2,028,885	16,908
	4,783,614	4,745,590	39,547

Long-term debt	916,648	712,087	5,934
Accrued pension and severance costs	284,963	298,753	2,490
Future insurance policy benefits and other	3,824,572	4,122,372	34,353
Policyholders’ account in the life insurance business	2,023,472	2,259,514	18,829
Other	713,195	762,298	6,352
Total liabilities	12,546,464	12,900,614	107,505

Redeemable noncontrolling interest	4,115	5,248	44

Equity:
Sony Corporation’s stockholders’ equity	2,258,137	2,317,077	19,309
Noncontrolling interests	525,004	611,392	5,096
Total equity	2,783,141	2,928,469	24,405
Total liabilities and equity	¥15,333,720	¥15,834,331	$131,954

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2014	2015	Change	2015

Financial services revenue	¥993,846	¥1,083,629	+9.0%	$9,030
Financial services expenses	821,218	889,540	+8.3	7,413
Equity in net loss of affiliated companies	(2,336)	(782)	–	(6)
Operating income	170,292	193,307	+13.5	1,611
Other income (expenses), net	2	－	–	－
Income before income taxes	170,294	193,307	+13.5	1,611
Income taxes and other	54,161	42,184	-22.1	352
Net income of Financial Services	¥116,133	¥151,123	+30.1%	$1,259

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥6,780,504	¥7,141,492	+5.3%	$59,512
Costs and expenses	6,921,294	7,218,528	+4.3	60,154
Equity in net income (loss) of affiliated companies	(5,038)	4,703	–	39
Operating loss	(145,828)	(72,333)	–	(603)
Other income (expenses), net	7,800	(20,987)	–	(175)
Loss before income taxes	(138,028)	(93,320)	–	(778)
Income taxes and other	53,290	63,094	+18.4	525
Net loss of Sony without Financial Services	¥(191,318)	¥(156,414)	–%	$(1,303)

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2014	2015	Change	2015

Financial services revenue	¥988,944	¥1,077,604	+9.0%	$8,980
Net sales and operating revenue	6,778,322	7,138,276	+5.3	59,486
	7,767,266	8,215,880	+5.8	68,466
Costs and expenses	7,733,397	8,151,253	+5.4	67,928
Equity in net income (loss) of affiliated companies	(7,374)	3,921	–	33
Operating income	26,495	68,548	+158.7	571
Other income (expenses), net	(754)	(28,819)	–	(240)
Income before income taxes	25,741	39,729	+54.3	331
Income taxes and other	154,110	165,709	+7.5	1,381
Net loss attributable to Sony Corporation’s stockholders	¥(128,369)	¥(125,980)	–%	$(1,050)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Financial Services	2014	2015	Change	2015

Financial services revenue	¥216,677	¥262,160	+21.0%	$2,185
Financial services expenses	175,823	211,300	+20.2	1,761
Equity in net income (loss) of affiliated companies	(412)	139	–	1
Operating income	40,442	50,999	+26.1	425
Other income (expenses), net	(176)	－	–	－
Income before income taxes	40,266	50,999	+26.7	425
Income taxes and other	11,745	(2,329)	–	(19)
Net income of Financial Services	¥28,521	¥53,328	+87.0%	$444

(Millions of yen, millions of U.S. dollars)
Three months ended March 31
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥1,655,583	¥1,677,514	+1.3%	$13,979
Costs and expenses	1,802,161	1,825,453	+1.3	15,212
Equity in net income (loss) of affiliated companies	(6,181)	80	–	1
Operating loss	(152,759)	(147,859)	–	(1,232)
Other income (expenses), net	(595)	(8,746)	–	(73)
Loss before income taxes	(153,354)	(156,605)	–	(1,305)
Income taxes and other	2,008	(18,715)	–	(156)
Net loss of Sony without Financial Services	¥(155,362)	¥(137,890)	–%	$(1,149)

(Millions of yen, millions of U.S. dollars)
Three months ended March 31
Consolidated	2014	2015	Change	2015

Financial services revenue	¥215,446	¥260,451	+20.9%	$2,170
Net sales and operating revenue	1,655,477	1,677,261	+1.3	13,978
	1,870,923	1,937,712	+3.6	16,148
Costs and expenses	1,976,131	2,035,704	+3.0	16,965
Equity in net income (loss) of affiliated companies	(6,593)	219	–	2
Operating loss	(111,801)	(97,773)	–	(815)
Other income (expenses), net	(1,287)	(8,748)	–	(73)
Loss before income taxes	(113,088)	(106,521)	–	(888)
Income taxes and other	25,159	269	-98.9	2
Net loss attributable to Sony Corporation’s stockholders	¥(138,247)	¥(106,790)	–%	$(890)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2014	2015	2015

Net cash provided by operating activities	¥413,555	¥459,719	$3,830
Net cash used in investing activities	(616,223)	(536,920)	(4,474)
Net cash provided by financing activities	241,450	44,396	370
Net increase (decrease) in cash and cash equivalents	38,782	(32,805)	(274)
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332	2,003
Cash and cash equivalents at end of the fiscal year	¥240,332	¥207,527	$1,729

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2014	2015	2015

Net cash provided by operating activities	¥257,224	¥303,659	$2,531
Net cash used in investing activities	(94,279)	(103,630)	(864)
Net cash used in financing activities	(40,236)	(315,415)	(2,628)
Effect of exchange rate changes on cash and cash equivalents	58,614	51,138	426
Net increase (decrease) in cash and cash equivalents	181,323	(64,248)	(535)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134	6,718
Cash and cash equivalents at end of the fiscal year	¥806,134	¥741,886	$6,183

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2014	2015	2015

Net cash provided by operating activities	¥664,116	¥754,640	$6,288
Net cash used in investing activities	(710,502)	(639,636)	(5,330)
Net cash provided by (used in) financing activities	207,877	(263,195)	(2,193)
Effect of exchange rate changes on cash and cash equivalents	58,614	51,138	426
Net increase (decrease) in cash and cash equivalents	220,105	(97,053)	(809)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	8,721
Cash and cash equivalents at end of the fiscal year	¥1,046,466	¥949,413	$7,912

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2015.

2.	As of March 31, 2015, Sony had 1,240 consolidated subsidiaries (including variable interest entities) and 98 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net loss attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,027,024	1,114,424
— Diluted	1,027,024	1,114,424

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net loss attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,039,666	1,168,521
— Diluted	1,039,666	1,168,521

All potential shares were excluded as anti-dilutive for the fiscal years and three months ended March 31, 2014 and 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these periods.

4.	Recently adopted accounting pronouncements:

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date
In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.  The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity
In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity.  After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, are included in earnings in a business combination achieved in stages.  This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists
In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met.  This guidance was effective for Sony as of April 1, 2014.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings
In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings.  The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately.  The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings.  The guidance was effective for Sony as of January 1, 2015, except for the disclosure for transactions accounted for as secured borrowings, and did not have a material impact on Sony’s results of operations and financial position.  The guidance for disclosure for transactions accounted for as secured borrowings is effective for Sony as of April 1, 2015.  Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s result of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ended March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other.  This includes the reclassification of the PC business into All Other.  As of the first quarter of the fiscal year ended March 31, 2015, the power supply business, which was previously included in the Devices segment, has been integrated into All Other to reflect modifications Sony made to its organizational structure as of June 1, 2014.  For further details of new segments and categories, see pages F-8 and F-9. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
For the fiscal year ended March 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary.  The error began in 2012 and continued until it was identified by Sony during the fiscal year ended March 31, 2015.  The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and, in the aggregate, decreased income before income taxes in the consolidated statements of income by 5,104 million yen for the fiscal year ended March 31, 2015.  Sony determined that the adjustment was not material to the consolidated financial statements for the fiscal year ended March 31, 2015 or any prior annual or interim periods.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2014	2015	2015
Capital expenditures*	¥261,034	¥251,048	$2,092
(Additions to property, plant and equipment)	(164,589)	(164,841)	(1,374)
(Additions to intangible assets)	(96,445)	(86,207)	(718)
Depreciation and amortization expenses**	376,695	354,624	2,955
(Depreciation expenses for property, plant and equipment)	(195,795)	(165,868)	(1,382)
(Amortization expenses for intangible assets)	(180,900)	(188,756)	(1,573)
Research and development expenses	466,030	464,320	3,869

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2014	2015	2015
Capital expenditures*	¥70,188	¥81,490	$679
(Additions to property, plant and equipment)	(40,446)	(51,893)	(432)
(Additions to intangible assets)	(29,742)	(29,597)	(247)
Depreciation and amortization expenses**	98,943	103,544	863
(Depreciation expenses for property, plant and equipment)	(52,381)	(47,539)	(396)
(Amortization expenses for intangible assets)	(46,562)	(56,005)	(467)
Research and development expenses	121,448	124,019	1,033

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

(Subsequent events)
(1) Orchard Media, Inc. acquisition
In April 2015, Sony Music Entertainment ("SME"), a wholly owned subsidiary of Sony, closed the transaction pursuant to which it increased its shareholding in an equity method investment, Orchard Media, Inc. (“The Orchard”), to 100% by acquiring shares from the current holder, Orchard Asset Holdings, LLC.  Sony expects to recognize a gain of approximately $150 million U.S. dollars, subject to transaction costs and other adjustments on the remeasurement of SME’s 51% equity interest in The Orchard that it owned prior to the acquisition at fair value in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(2) Sales of the logistics business
On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of the logistics business in Japan, Thailand, and Malaysia, which was in All Other to MITSUI-SOKO HOLDINGS Co., Ltd. with a total sales price of approximately 18,000 million yen.  The sale proceeds are subject to the finalization of certain post-closing conditions and adjustments.  In connection with the sale, Sony expects to recognize a gain on sale totaling approximately 13,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(3) Sale of certain Olympus shares held by Sony Corporation
On April 1, 2015, Sony sold 17,243,950 shares of its 34,487,900 shares of Olympus Corporation to a third party to strengthen its financial resources and obtain funds for growth-oriented strategic investments.  In connection with the sale, Sony expects to recognize a gain on the sale of approximately 46,757 million yen in gain on sale of securities investments, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.